QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.17

THIS SECURED PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (the "ACT"). NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SAID ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE PAYEE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

SECURED PROMISSORY NOTE

$	October 14, 2005 Denver, Colorado

        FOR VALUE RECEIVED, LOCAL MATTERS, INC., a Delaware corporation ("Company"), hereby promises to pay to                        , an individual residing at                         ("Payee"), in lawful money of the United States of America and in immediately available funds, the principal sum of                         ($                        ) (the "Face Amount") together with accrued and unpaid interest thereon, each due and payable on the dates, in the manner, and subject to the terms and conditions set forth below.

        This Promissory Note (the "Note") is one of the Cash Notes (as defined in the Purchase Agreement as defined below) referred to in and is executed and delivered in connection with that certain Stock Purchase Agreement dated as of even date herewith executed by Company, the Payee and the other Shareholders (as defined therein) (as the same may from time to time be amended, modified or supplemented or restated, the "Purchase Agreement"). Additional rights and obligations of Payee are set forth in the Purchase Agreement. All capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Purchase Agreement.

        1.    Principal Repayment.

          1.1    Repayment Upon Qualifying IPO.    The Face Amount, together with all accrued and unpaid interest thereon, shall be due and payable in full upon the closing of a Qualifying IPO. For purposes of this Note, a "Qualifying IPO" refers to the underwritten initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Act"), covering the offer and sale of the Company's common stock, the closing of which occurs on or prior to the one-year anniversary of the date of issuance of this Note (the "Anniversary Date").

          1.2    Repayment Without Qualifying IPO.    In the event that no Qualifying IPO occurs on or prior to the Anniversary Date, the Face Amount, together with all accrued and unpaid interest thereon, shall be due and payable in installments, as follows:

            (a)   On October 31 of each calendar year following the Anniversary Date, an amount equal to the Available Cash Amount shall be paid to the holders of the Cash Notes (the "Cash Note Holders"), pro rata in accordance with the relative Face Amounts of the Cash Notes held by the respective Cash Note Holders. For purposes of this Note, the Available Cash Amount shall be calculated as set forth in EXHIBIT A attached hereto.

            (b)   To the extent not paid in full pursuant to Section 1.2(a) above, the unpaid Face Amount, together with all accrued and unpaid interest thereon, shall be due and payable in full on April 30, 2015.

        2.    Interest Rate.    Company further promises to pay interest on the outstanding Face Amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of six percent (6%) per annum. Interest shall be payable in cash in accordance with Section 1. Interest shall be calculated on the basis of a 365-day year for the actual number of days elapsed. Upon the occurrence and during the continuance of an Event of Default, Payee shall have the right by written notice to Company to prospectively increase the interest rate under this Note to be equal to fourteen

(14%) percent per annum until such Event of Default is cured, but in no event to exceed the maximum rate allowed by law on commercial loans.

        3.    Place of Payment.    All amounts payable hereunder shall be payable to Payee at,                        , unless another place of payment shall be specified in writing by Payee.

        4.    Application of Payments.    Payment on this Note shall be applied first to accrued interest, and thereafter to the outstanding principal balance hereof.

        5.    Secured Note.    The full amount of this Note is secured by the collateral (the "Collateral") identified and described as security therefor in the Security Agreements and the Pledge Agreement, each of even date herewith (the "Security Agreements") executed by and delivered by Company to Payee. Company shall not, directly or indirectly, create, permit or suffer to exist, and shall defend the Collateral against and take such other action as is necessary to remove, any Lien (as defined in the Security Agreements) on or in the Collateral, or in any portion thereof, except as permitted pursuant to the Security Agreements. Payee shall release its lien on the Collateral upon delivery by Company to a restricted account acceptable to Payee, in its reasonable discretion and over which Payee has a first lien and security interest, of cash collateral in an amount equal to the then outstanding Face Amount and all accrued but unpaid interest on this Note.

        6.    Set off.    All payments to be made under this Note shall be subject to setoff under the terms and conditions set forth in Section 7 of the Purchase Agreement. Any such setoffs shall be applied first to accrued interest and thereafter to unpaid principal.

        7.    Default.    Each of the following events shall be an "Event of Default" hereunder:

          7.1        Company fails to pay timely any of the principal due under this Note within five (5) days of the date the same becomes due and payable or any accrued interest or other amounts due under this Note within five (5) days of the date the same becomes due and payable;

          7.2        Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing;

          7.3        An involuntary petition is filed against Company (unless such petition is dismissed or discharged within sixty (60) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors or other similar official is appointed to take possession, custody or control of any property of Company;

          7.4        Company breaches any material representation, warranty or covenant in, or fails to perform any material obligations under, this Note or the Security Agreements, and such breach or failure is not cured within thirty (30) days following written notice of such breach or failure delivered by Payee to Company;

          7.5        Company defaults in the payment of any amounts or in the performance of any obligations contained in any credit agreement, promissory note, lease or other agreement relating to any indebtedness of Company to any person (other than under this Note) in excess of $250,000, and any grace period applicable to such default has elapsed;

          7.6        Judgment for the payment of money in excess of $250,000 (which is not covered by insurance) is rendered by any court or other governmental body against Company, and Company does not discharge the same or procure a stay of execution thereof within thirty (30) days from the date of entry thereof, and within such 30-day period (or such longer period during which execution of such judgment shall have been stayed) Company does not appeal therefrom and cause the execution thereof to be stayed during such appeal while providing such reserve therefor as may be required under generally accepted accounting principles; or

2

          7.7        Company breaches any material representation, warranty or covenant in, or fails to perform any material obligation under, the Purchase Agreement, and such breach or failure is not cured within thirty (30) days following written notice of such breach or failure delivered by Payee to Company, and such uncured breach or failure has, or will have, a material adverse effect on the Company and its subsidiaries taken as a whole.

        Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall, at the option of Payee, and, in the case of an Event of Default pursuant to 7.2 or 7.3 above, automatically, be immediately due, payable and collectible by Payee pursuant to applicable law.

        8.    Waiver.    Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses

        The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

        Any term, covenant, agreement or condition of this Note may, only with the written consent of the Company and Payee, be amended or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), altered, modified or amended.

        9.    Governing Law.    This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Colorado, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

        10.    Non-Negotiable; Transfer; Successors and Assigns.    THIS NOTE IS NON-NEGOTIABLE. Payee may not assign or otherwise transfer this Note without the prior written consent of Company, which shall not be unreasonably withheld or delayed. Subject to the foregoing, the provisions of this Note shall inure to the benefit of and be binding on any successor to Company and shall extend to any holder hereof.

COMPANY
LOCAL MATTERS, INC. 1221 Auraria Parkway Denver, CO 80202
By:
Printed Name:
Title:

ACCEPTED AND AGREED AS OF THE DATE FIRST ABOVE WRITTEN:

PAYEE

Signature:

Printed Name:

SIGNATURE PAGE TO CASH NOTE—CASH ELECTION

3

EXHIBIT A
AVAILABLE CASH AMOUNT CALCULATION

        For any calendar year, the Available Cash Amount shall be 50% multiplied by the Net Income of Target Companies, adjusted by the amounts set forth below. All revenues and expenses determined in accordance with generally accepted accounting principles consistently applied and consistent with the past practices of the Target Companies (as detailed below), as identified in the Target Companies' historical financial statements attached hereto as Exhibit A-1 (the "Historical Financials"), will be utilized in arriving at the Available Cash Amount for any calendar year. On or prior to October 15 of any calendar year in which amounts are payable pursuant to Section 1.2 of the Note to which this EXHIBIT A is attached, the Company will prepare or cause to be prepared a statement setting forth in reasonable detail the method of calculating the Available Cash Amount for the twelve month period ending September 30 that immediately precedes each Available Cash Statement, which shall be in accordance with the methodology used in the Target Companies' Historical Financials, and shall deliver or cause to be delivered to Payee such statement (the "Available Cash Statement"). In the event that revenues are received in respect of products or services that include both the Target Companies and products or services of the Company, the Company shall calculate, in good faith, the amount of such revenues attributable to the products of the Target Companies, and shall include such calculation as an attachment to the Available Cash Statement. In the event that Payee objects to Company's calculation of the Available Cash Amount, then, within 30 days after the delivery to Payee of the Available Cash Statement, Payee shall deliver to Company a notice describing in reasonable detail Payee's objection to Company's calculation (an "Objection Notice"), accompanied by a statement setting forth the dollar amount determined by Payee to represent the Available Cash Amount or a request for additional information from Company that Payee may require in order to determine the Available Cash Amount. If Payee does not deliver an Objection Notice to Company within the 30-day period referred to in the preceding sentence, then the Company's calculation of the Available Cash Amount shall be binding and conclusive on Company and Payee. If Payee delivers an Objection Notice to Company within the 30-day period referred to in this paragraph, and if Payee and Company are unable to agree upon the calculation of the Available Cash Amount within 60 days after an Objection Notice is delivered to Company, Payee and Company shall select a nationally recognized accounting firm mutually acceptable to them (the "Neutral Accountant") to resolve any remaining objections, the cost of which shall be paid by the party whose assertions regarding the amount of the Available Cash Amount differ by the greater amount from the Available Cash Amount determined by the Neutral Accountant. If Company and Payee are unable to select the Neutral Accountant within 10 days after the commencement of such selection process, the Neutral Accountant shall be KPMG (or its successor) unless Company and Payee agree to another Neutral Accountant within 15 days of the commencement of the selection process. Payee and Company shall jointly instruct the Neutral Accountant to resolve any unresolved objections within 30 days after referral of the matter to them, and the determination by the Neutral Accountant

A-1

of the Available Cash Amount, which shall be made in accordance with this Exhibit A, shall be conclusive and binding on the Company and Payee absent fraud or manifest error.

Net Income	$XX
Plus:
Taxes paid or accrued	$XX
Amortization Expenses	$XX
Depreciation Expenses	$XX
Corporate overhead of the Company allocated to the Target Companies	$XX
Minus:
Capital Expenses (excluding amounts paid for acquisition of domain names and acquisition of companies to acquire domain names)	$XX
Total:
Multiplied by 50%	$XX

A-2

EXHIBIT A-1

HISTORICAL FINANCIALS

Ordinary Income/Expense
Income
MAG Sales	X
OLWM Sales	X

Total Income	XX
Expense
Affiliate	X
Affiliate Commissions Tpacket	X
Bank Service Charges	X
Charity	X
Contract Labor	X
Consulting Expenses	X
Domain Names	X
Due & Subscriptions	X
Advertising	X
Insurance
Dental	X
Health Insurance	X
Other	X
Life Insurance	X
Property	X
Unemployment	X
Work Comp	X
Internet Fees	X
Licenses/Content	X
Local Meals	X
Miscellaneous	X
Moving Expense	X
Office Supplies	X
Payroll Expenses	X
Postage and Delivery	X
Professional Fees
Accounting	X
Legal Fees	X
Rent	X
Repairs
Computer Repairs	X
Building Repairs	X
Other Repairs	X
Software	X
Taxes—Federal	X
Taxes—Property	X
Taxes—State	X
Telephone	X
TPacket Bank Charges	X
Trade Shows	X
Travel & Ent
Meals	X
Travel & Ent—Other	X
Travel Packet Info	X
Use Tax	X
Utilities	X

Total Expense	XX

Net Ordinary Income (EBITDA)	XX
Other Income/Expense
Other Income
Equipment Lease	X
Other Income	X
Interest Income (Expense)	X

Total Other Income	XX

Net Other Income	XX

Net Income	XX

A-1-1

Schedule to Form of Secured Promissory Note

Name	Note Amount	Date
Tyler Houston	$3,000,000	October 14, 2005
Shane Brinkerhoff	$3,000,000	October 14, 2005
Dustin Moore	$3,000,000	October 14, 2005
Aaron Bromagem	$500,000	October 14, 2005

A-1-2

QuickLinks

SECURED PROMISSORY NOTE